EXHIBIT 99.1

Tekmira Receives $5 Million Milestone Payment for Phase III Initiation of LNP-Enabled Patisiran (ALN-TTR02)

VANCOUVER, British Columbia, Dec. 16, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that it has received a US$5M milestone from Alnylam Pharmaceuticals, Inc. (Nasdaq:ALNY). In addition, Tekmira is entitled to ongoing royalties related to the product upon commercialization.

"We are proud that our proprietary LNP delivery technology is enabling the most advanced applications of RNAi in the clinic. As this ground-breaking class of therapeutics matures and reaches important milestones, such as patisiran entering a Phase III clinical trial, we gain further validation of the efficacy and safety of Tekmira's LNP technology platform," said Dr. Mark J. Murray, Tekmira's President and CEO.

"We have leveraged our considerable knowledge of delivery with LNP, the 'gold standard' in the category, to enable Tekmira's proprietary products in development. This $5 million milestone payment, along with other anticipated development milestones and future royalties from partners, contributes to the ongoing advancement of our own product pipeline," added Dr. Murray.

Patisiran, an RNAi therapeutic targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), is enabled by Tekmira's lipid nanoparticle (LNP) technology. Tekmira is entitled to receive royalties from Alnylam based on the commercial sales of any LNP-enabled products, including patisiran.

Alnylam previously reported positive Phase II results and disclosed the initiation of the APOLLO Phase III trial of patisiran – which is currently open for enrollment – to evaluate efficacy and safety of patisiran in ATTR patients with Familial Amyloidotic Polyneuropathy (FAP). More detailed information about the APOLLO Phase III trial and the Phase II data for patisiran (ALN-TTR02) can be found on Alnylam's website at www.alnylam.com.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; and, ongoing milestone and royalty payments from partners.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; Tekmira's research and development capabilities and resources; and the time required for development partners and licensees to complete research and product development activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances will not result in expected results on a timely basis, or at all; and, anticipated milestone and royalty payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca